Obtaining Control of Credit Suisse Global Small Cap Advisor

As of October 31, 2008, Merrill Lynch Pierce Fenner & Smith Inc. ("Shareholder") owned 2,785.313 shares of the Fund, which represented less than 25 % of the Fund. As of April 30, 2009, Shareholder owned 3,260.787 shares of the Fund, which represented
28.37 % of the outstanding shares. Accordingly, Shareholder has presumed to be a controlling person of the Fund.